--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4
                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                            ------------------------

                               PATRIOT BANK CORP.
                                (Name of Issuer)
                            ------------------------

                               PATRIOT BANK CORP.
                      (Name of Person(s) Filing Statement)
                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                            ------------------------

                                   703356-10-5
                      (CUSIP Number of Class of Securities)
                            ------------------------

                                 JOSEPH W. MAJOR
                      PRESIDENT AND CHIEF OPERATING OFFICER
                               PATRIOT BANK CORP.
                            HIGH AND HANOVER STREETS
                          POTTSTOWN, PENNSYLVANIA 19464
                                 (610) 323-1500

                                 With Copies to:

                           JEFFREY P. WALDRON, ESQUIRE
                                  STEVENS & LEE
                         ONE GLENHARDIE CORPORATE CENTER
                                    SUITE 202
                               1275 DRUMMERS LANE
                                  P.O. BOX 236
                         WAYNE, PENNSYLVANIA 19087-0236
                                 (610) 293-4961
      (Name, Address and Telephone Number of Persons Authorized to Receive
       Notices and Communications on Behalf of Person(s) filing Statement)

                                  June 27, 1997
     (Date tender offer first published, sent or given to security holders)
                            ------------------------

                           CALCULATION OF FILING FEE

        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
        ---------------------                   ----------------------
             $13,500,000                                $2,700

* For purposes of calculating fee only. Based on the Offer for 750,000 shares at the maximum tender offer price per share of $18.00.


/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.




AMOUNT PREVIOUSLY PAID:    Not applicable.       DATE FILED:      Not applicable

FORM OR REGISTRATION NO.:  Not applicable.       DATE FILED:      Not applicable

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Issuer Tender Offer Statement (the "Statement") relates to the tender offer by Patriot Bank Corp., a Delaware corporation (the "Company"), to purchase up to 750,000 shares of common stock, par value $.01 per Share (the "Shares"), at a price not greater than $18.00 nor less than $16.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which are herein collectively referred to as the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company.

ITEM 1.  SECURITY AND ISSUER.

     (a) The name of the issuer is Patriot Bank Corp., a Delaware corporation. The address of its principal executive offices is High and Hanover Streets, Pottstown, Pennsylvania 19464.

     (b) The classes of securities to which this Statement relates are the Shares. The information set forth in "INTRODUCTION" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "INTRODUCTION" and "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

     (d) This statement is being filed by the Issuer.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER.

     (a)-(j) The information set forth in "INTRODUCTION", "Number of Shares; Proration", "Background and Purpose of the Offer" and "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "INTRODUCTION", "Number of Shares; Proration", "Background and Purpose of the Offer", "Effects of the Offer on the Market for Shares; Registration under the Exchange Act" and "Interest of Directors and Executive Officers; Transactions and Arrangements Concerning Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION.

     The information set forth in "Certain Information Concerning the Company -- Selected Consolidated Financial Information" and " -- Unaudited Pro Forma Financial Information" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b) The information set forth in "Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" in the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference in their entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.




(a)     (1) Form of Offer to Purchase dated June 27, 1997.

        (2) Form of Letter of Transmittal.

        (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 27, 1997.

        (4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 27, 1997.

        (5) Form of Notice of Guaranteed Delivery.

        (6) Form of Letter to Stockholders from the Chief Operating Officer of the Company dated June 27, 1997.

        (7) Form of press release issued by the Company dated June 27, 1997.

        (8) Form of question and answer brochure.

(b)     Not applicable.

(c)     Not applicable.

(d)     Not applicable.

(e)     Not applicable.

(f)     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PATRIOT BANK CORP.

                                          By: /s/ Richard A. Elko
                                          --------------------------------------
                                             Name: Richard A. Elko
                                             Title: Executive Vice President and
                                             Chief Financial Officer

Dated: June 27, 1997

                               INDEX OF EXHIBITS

  (a)(1)    Form of Offer to Purchase dated June 27, 1997.

    (2)     Form of Letter of Transmittal.

    (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 27, 1997.

    (4) Form of Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 27, 1997.

    (5)     Form of Notice of Guaranteed Delivery.

    (6) Form of Letter to Stockholders from the Chief Operating Officer of the Company dated June 27, 1997.

    (7)     Form of press release issued by the Company dated June 27, 1997.

    (8)     Form of question and answer brochure.

   (b)      Not applicable.

   (c)      Not applicable.

   (d)      Not applicable.

   (e)      Not applicable.

   (f)      Not applicable.